UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Progress Software Corporation
(Name of Subject Company (Issuer))
Progress Software Corporation
(Name of Filing Person (Issuer and Offeror))
Options to Purchase Shares of Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
Not applicable
(CUSIP Number of Class of Securities)
Joseph W. Alsop
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730
(781) 280-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
John D. Hancock, Esq.
Foley Hoag llp
155 Seaport Boulevard
Boston, Massachusetts 02210
Calculation of Filing Fee

Transaction valuation	Amount of filing fee

Not Applicable*	Not Applicable*
*	A filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐

The following disclosures are incorporated by reference:
•	The last paragraph on page 25 and the first two paragraphs on page 26 of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restatement of Consolidated Financial Statements” of our amended Annual Report on Form 10-K/A for the fiscal year ended November 30, 2005, as filed with the Securities and Exchange Commission on December 19, 2006;
•	The first three paragraphs on page 19 of “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restatement of Consolidated Financial Statements” of our amended Quarterly Report on Form 10-Q/A for the quarter ended February 28, 2006, as filed with the Securities and Exchange Commission on December 19, 2006;
•	The first three paragraphs on page 16 of “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restatement of Consolidated Financial Statements” of our Quarterly Report on Form 10-Q for the quarter ended May 31, 2006, as filed with the Securities and Exchange Commission on December 19, 2006; and
•	The fifth, sixth and seventh paragraphs on page 16 of “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restatement of Consolidated Financial Statements” of our Quarterly Report on Form 10-Q for the quarter ended August 31, 2006, as filed with the Securities and Exchange Commission on December 19, 2006.